1185 Avenue of the Americas New York, New York 10036-4003 Telephone: 212/556-2100 Fax: 212/556-2222 www.kslaw.com

Tracy Kimmel Direct Dial: 212/556-2294 tkimmel@kslaw.com

June 7, 2005

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 0409

Washington, D.C.  20549

Attention:	Peggy Fisher
Assistant Director
Alan Morris

Re:	ev3 Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 27, 2005
Amendment No. 3 to Registration Statement on Form S-1
Filed May 31, 2005
File No. 333-123851

Ladies and Gentlemen:

On behalf of ev3 Inc. (the “Company”), we are responding to the Staff’s comments contained in its letter dated June 3, 2005 regarding Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (File No. 333-123851) (the “Registration Statement”) filed under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) on May 27, 2005 and Amendment No. 3 (“Amendment No. 3”) to the Registration Statement filed with the Commission on May 31, 2005.  For your convenience, this letter sets forth in italics each of the Staff’s comments before each response.

Risk Factors – Page 13

1.        We note that you could incur potential penalties, fees, interest and duty payments related to information incorrectly reported on certain shipments to the United States and Europe.  If material, it appears that appropriate footnote disclosure should be provided.  Please revise or advise.

Response:  As disclosed on pages 23 and 108 of Amendment No. 3, the Company does not believe any monies are owed to any government as a result of the referenced potential reporting errors other than processing fees of a nonmaterial amount.  Although the Company has disclosed in Amendment No. 3 that the Company may incur penalties, additional fees, interest and duty payments if customs regulators disagree with the Company’s assessment, the Company does not believe at this time that such liabilities are likely or, if incurred, that they will be material.  Therefore, the Company believes that disclosure of the potential liabilities in the footnotes to its combined consolidated financial statements is not required.

Capitalization Table – Page 40

2.        Revise to reconcile the number of outstanding shares of common stock on page 41 of 83,911,685 to the amount on the consolidated balance sheet on page F-5 of 80,907,353.  It appears that the difference relates to the 3,004,332 shares for The Vertical Group.  Please revise or advise.

Response:  For the Staff’s convenience, set forth below is a summary of the shares set forth in the column captioned “Pro Forma for MTI Share Contribution and Merger ev3 Inc.” in “Capitalization” in Amendment No. 3 and in the combined consolidated balance sheets on page F-5 of Amendment No. 3.

Capitalization Table

Shares/Units
Actual common membership units outstanding at April 3, 2005	4,984,799
Common membership units issued on May 26, 2006 to Warburg Pincus LLC and certain of its affiliates (collectively, “Warburg Pincus”) in exchange for the contribution of shares of Micro Therapeutics, Inc. (“MTI”)	10,804,500
Conversion of redeemable convertible preferred membership units A and B	65,118,054
Common membership units issued to The Vertical Group, L.P. and certain of its affiliates (collectively, “The Vertical Group”) on May 26, 2005 in exchange for the contribution of MTI shares	3,004,332
83,911,685

Combined Consolidated Balance Sheets (1)

Shares/Units
Actual common membership units outstanding at April 3, 2005	4,984,799
Common membership units issued on May 26, 2006 to Warburg Pincus in exchange for the contribution of MTI shares	10,804,500
Conversion of redeemable convertible preferred membership units A and B	65,118,054
80,907,353

One for six reverse stock split	13,484,559
Shares of common stock to be issued in exchange for the contribution of demand notes payable	16,433,706
Pro forma shares outstanding (2)	29,918,265

(1)           The pro forma column in the combined consolidated balance sheet on page F-5 of Amendment No. 3 presents the pro forma impact of the reorganization transactions and reverse stock split on the capitalization that existed as of the April 3, 2005 balance sheet date.  It does not give effect to new capital that will be issued in connection with the reorganization transactions, except to the extent already included in the historical combined consolidated balance sheet, or the Company’s initial public offering.  As a result, shares to be issued in connection with the initial public offering and common membership units issued to The Vertical Group in connection with its contribution of MTI shares are excluded from the pro forma combined consolidated balance sheet.

(2)           The pro forma shares outstanding disclosed on page F-5 of Amendment No. 3 of 80,907,353 inadvertently did not give effect to the one for six reverse stock split or the contribution of demand notes payable.  The correct number of shares issued and outstanding pro forma of 29,918,265 will be set forth in the final prospectus filed by the Company with the Commission pursuant to Rule 424(b) under the Securities Act.  The dollar balances reported in the pro forma column in the combined consolidated balance sheet included in Amendment No. 3 are correct.

As noted by the Staff, the difference of 3,004,332 shares between the number of shares set forth in “Capitalization” and in the combined consolidated balance sheets corresponds to the MTI shares contributed by The Vertical Group.  As described on page 40 of Amendment No. 3, the column captioned “Pro Forma for MTI Share Contribution and Merger ev3 Inc.” in “Capitalization” is intended to disclose to investors the capitalization of the Company after giving effect to the MTI share contribution by both Warburg Pincus and The Vertical Group as well as the merger of ev3 LLC with and into the Company.  As described above, the pro forma information in the combined consolidated balance sheet does not give effect to the contribution of MTI shares by The Vertical Group because it represents new capital issued after the balance sheet date in exchange for securities of an entity other than the issuer.  The historical combined consolidated balance sheet, and therefore also the pro forma information in the combined consolidated balance sheet, includes the effect of the Warburg Pincus contribution of MTI shares as Warburg Pincus is the controlling shareholder and the contribution of these shares is accounted for as a transfer of assets between entities under common control resulting in the retention of historical based accounting.  The combined consolidated financial statements included in Amendment No. 3 give effect to the contribution of MTI shares owned by Warburg Pincus as though such contribution occurred in 2003 and 2004 when Warburg Pincus acquired its interest in MTI.  Because The Vertical Group is a minority shareholder, the contribution of the MTI shares owned by The Vertical Group will be accounted for under the purchase method of accounting on May 26, 2005, the contribution date, and is not given effect in the combined consolidated financial statements included in Amendment No. 3.  The Company has described this accounting treatment in the Registration Statement.  See “Prospectus Summary – Our Structure,” “Prospectus Summary – Summary Combined Consolidated Financial Data,” “Capitalization,” “Dilution,” “Selected Combined Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 7, 11, 40, 43, 45 and 48-49 of Amendment No. 3.  See also the response below to the Staff’s comment 3.

The Company notes that the number of shares of 30,791,513 set forth in the column captioned “Pro Forma for Reorganization Transactions and Reverse Stock Split ev3 Inc.” in “Capitalization” includes: (1) the 500,722 common membership units issued to The Vertical Group on May 26, 2005 in connection with its contribution of MTI shares; and (2) an aggregate of 16,806,164 shares to be issued in exchange for the contribution of demand notes by Warburg Pincus and The Vertical Group, including 372,526 shares to be issued in connection with additional accrued and unpaid interest thereon pursuant to the agreement which governs this contribution.  As discussed above, the pro forma shares outstanding in the combined consolidated balance sheet does not include the 500,722 common membership units to The Vertical Group.  In addition, because the 372,526 shares to be issued in connection with the accrued and unpaid interest on the demand notes represents interest accrued after the balance sheet date of April 3, 2005, such shares are not included in the pro forma information in the combined consolidated balance sheet.

3.        We note the number of outstanding common membership units of 15,789,299 on your Capitalization Table as of April 3, 2005.  Please tell us what common membership units existed as of April 3, 2005.  Specifically why do you include the Warburg Pincus shares of 10,804,500 and not the Vertical Group shares of 3,004,332.  Also, tell us why this does not reconcile to your unaudited balance sheet as of April 3, 2005 on page F-5.

Response:  There were 4,984,799 common membership units of ev3 LLC outstanding at April 3, 2005.  As described above and in the Registration Statement, the number of common membership units set forth in the combined consolidated balance sheet, and therefore in the column captioned “Actual ev3 LLC” in “Capitalization,” also includes the 10,804,550 common membership units issued to Warburg Pincus in connection with its contribution of MTI shares to ev3 LLC on May 26, 2005.  The contribution of the MTI shares owned by The Vertical Group, a minority shareholder, will be accounted for under the purchase method of accounting on May 26, 2005, the contribution date, and is not given effect in the combined consolidated financial statements included in the Registration Statement.  This contribution is therefore not reflected in the historical “Actual ev3 LLC” column set forth in “Capitalization” in the Registration Statement.

Government Regulation – Page 98

4.        We note the disclosure added on pages 101-102 and 104 disclosing recent reports to the FDA regarding complications that occurred in the use of your products.  Expand the risk factors section to discuss, or tell us why you believe no further disclosure is warranted.

Response:  The Company notes that reports to U.S. and European Union regulatory authorities such as those described on pages 101-102 and 104 of Amendment No. 3, including in the disclosure added in Amendment No. 3, occur in the ordinary course of business for companies in the medical device industry, including the Company.  The disclosure added in Amendment No. 3 was intended only to update the existing disclosure from December 31, 2004 to a more recent date.  The Company believes that the risks associated with its products and reporting to regulatory agencies are adequately disclosed in “Risk Factors – Our products and facilities are subject to extensive regulation with which compliance is costly and which exposes us to penalties for non-compliance. We may not be able to obtain required regulatory approvals for our products in a cost-effective manner or at all, which could adversely affect our business and results of operations” and “Risk Factors –We are exposed to product liability claims that could have an adverse effect on our business and results of operations” on pages 20-22 and 27-28 of Amendment No. 3, respectively.  Because the Company believes that the incidents identified on pages 101-102 and 104 of Amendment No. 3 occur in the ordinary course of its business and the general risks associated with these incidents are disclosed in the risk factors referenced above, it does not believe that additional specific disclosure in the “Risk Factors” section is necessary.

Consolidated Financial Statements

Combined Consolidated Statements of Operations – Page F-6

5.        Please tell us why the weighted average units outstanding and the loss per membership unit for the years ended December 31, 2003 and 2004 changed from those amounts previously reported.

Response:  The weighted average units outstanding and the loss per membership unit for the years ended December 31, 2003 and 2004 changed from those amounts previously reported as a result of the consummation of the contribution of the MTI shares held by Warburg Pincus on May 26, 2005.  As discussed above, the MTI shares contributed by Warburg Pincus are included in the historical combined consolidated financial statements as the contribution is accounted for as a transfer of assets between entities under common control resulting in the retention of historical based accounting.  Amendment No. 2 was updated to reflect the actual shares outstanding as though such contribution occurred in 2003 and 2004 when Warburg Pincus acquired its interest in MTI.  Prior to the filing of Amendment No. 2, the Registration Statement included an estimated number of common membership units to be issued upon the consummation of the MTI share contribution.  On May 26, 2005, the contribution was consummated and ev3 LLC issued 10,804,500 common membership units to Warburg Pincus.

Note 23.  Subsequent Events – Page F-50

6.        We note from January 1, 2005 to May 25, 2005 you reported 34 medical device reports to the FDA, two of which were patient deaths associated with the use of your product.  Please tell us if any litigation has been filed related to these reports.  Also, you should update your disclosure to discuss these matters.  If you believe no additional disclosure is necessary, please explain.

Response:  The Company is not aware of any litigation against the Company relating to the referenced reports.  As discussed above in the Company’s response to the Staff’s comment 4, the Company believes that reports such as those referenced occur in the ordinary course of its business.  At this time, the Company does not believe that any of the related incidents are likely to result in material losses to the Company.  Consequently, the Company does not believe that additional disclosure is necessary in the combined consolidated financial statements included in the Registration Statement.

*   *   *   *

We hope the foregoing information is helpful.  If we can be of any assistance to the Staff in explaining these responses or the changes in Amendment No. 2 and Amendment No. 3, please let us know.  Please contact me with any questions or comments at (212) 556-2294.

Very truly yours,

/s/ Tracy Kimmel

Tracy Kimmel

cc:	Julie Sherman – Securities and Exchange Commission
Angela Crane – Securities and Exchange Commission
L. Cecily Hines – ev3 Inc.